UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-39989

PYROGENESIS CANADA INC.
(Translation of registrant's name into English)

1744, William St. Suite 200
Montreal, QC, H3J1R4
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated June 22, 2023
99.2	Press Release dated July 10, 2023
99.3	Press Release dated July 21, 2023
99.4	INDENTURE Made as of July 21, 2023 between PYROGENESIS CANADA INC. and TSX TRUST COMPANY
99.5	AGENCY AGREEMENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYROGENESIS CANADA INC.
(Registrant)

Date: August 2, 2023	/s/ P. Peter Pascali
P. Peter Pascali
Chief Executive Officer